SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25
                         Commission File Number 0-31012

                           NOTIFICATION OF LATE FILING


(Check  One):  [X] Form 10-KSB  [ ] Form  11-K   [ ] Form 20-F
               [ ] Form 10-QSB  [ ] Form N-SAR

For Period Ended:  DECEMBER 31, 2005
                   -------------------------------------------------------------

[ ]  Transition Report on Form 10-K          [ ] Transition Report of Form 10-Q
[ ]  Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
                                  ----------------------------------------------

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  NT MEDIA CORPORATION OF CALIFORNIA, INC.
                          ------------------------------------------------------
Former name if applicable:
                          ------------------------------------------------------
Address of principal  executive office (STREET AND  NUMBER):8899  BEVERLY BLVD.,
                                                            --------------------
SUITE 624
--------------------------------------------------------------------------------
City, state and zip code: LOS ANGELES, CALIFORNIA  90048
                          ------------------------------------------------------

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]      (c)      The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Form 10-KSB by March 31, 2006, the required filing date, without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

ALI MOUSSAVI, PRESIDENT AND CHIEF EXECUTIVE OFFICER             (323) 445-4833
---------------------------------------------------           ------------------
                     (Name)                                       (Area code)
                                                              (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    NT MEDIA CORPORATION OF CALIFORNIA, INC.
                    ----------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                    NT MEDIA CORPORATION OF CALIFORNIA, INC.

Date:  MARCH 31, 2006           By:        /s/ Ali Moussavi
       --------------               --------------------------------------------
                                    Name:  Ali Moussavi
                                    Title: President and Chief Executive Officer


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


                                 AJ ROBBINS, PC
                          CERTIFIED PUBLIC ACCOUNTANTS
                           216 16TH STREET, SUITE 600
                             DENVER, COLORADO 80202


March 31, 2006

Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C.  20549

Re: NT Media Corp. of California Annual Report on Form 10-KSB

Dear Sir or Madam:

The Company is unable to file its 2005 Annual Report on Form 10-KSB within the prescribed time period because it has experienced certain difficulties in providing the requisite information to this Firm.


Very truly yours,


AJ ROBBINS, PC

By /s/ AJ ROBBINS, CPA
--------------------------------
       AJ Robbins, CPA


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